    Exhibit 97.1

                     Altisource Asset Management Corporation
Policy on Recovery of Erroneously
Awarded Compensation

Purpose and Scope

This statement constitutes AAMC’s Policy on Recovery of Erroneously Awarded Compensation (the “Recovery Policy”). Pursuant to this Recovery Policy, AAMC will reasonably promptly recover the amount of any erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Recovery Policy

a.This Recovery Policy applies to all incentive-based compensation received by a person:
i.After beginning service as an executive officer;
ii.Who served as an executive officer at any time during the performance period for that incentive-based compensation;
iii.While AAMC has a class of securities listed on a national securities exchange or a national securities association; and
iv.During the three completed fiscal years immediately preceding the date that AAMC is required to prepare an accounting restatement. In addition to the last three completed fiscal years, this Recovery Policy also applies to any transition period (that results from a change in the issuer’s fiscal year) within or immediately following those three completed fiscal years.1 The Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are actually filed.
b.For purposes of determining the relevant recovery period, the date on which an accounting restatement is required to be prepared is the earlier to occur of:
i.The date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or
1 However, a transition period between the last day of the issuer’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

    Exhibit 97.1
ii.The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.
c.The amount of incentive-based compensation that is subject to this Recovery Policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:
i.The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and
ii.The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.
d.The Company shall recover erroneously awarded compensation in compliance with this Recovery Policy except to the extent that the conditions of paragraphs (A), (B), or (C) below are met, and the Company’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the board, has made a determination that recovery would be impracticable.
i.The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.
ii.Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the issuer must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange.
iii.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

    Exhibit 97.1
e.The Company is prohibited from indemnifying, and shall not indemnify, any executive officer or former executive officer against the loss of erroneously awarded compensation.
1.The Company must file all disclosures with respect to such Recovery Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable U.S. Securities and Exchange Commission (“Commission”) filings.
(e) Definitions. Unless the context otherwise requires, the following definitions apply for purposes of this Recovery Policy:

Executive Officer. An executive officer is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the issuer. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. If the Company in the future owns a trust, then the officers, or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an executive officer for purposes of this Recovery Policy would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

Financial reporting measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

Incentive-based compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

Received. Incentive-based compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

Adopted by Resolution of Board of Directors

Dated: October 11, 2023

3